                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                             CFI ProServices, Inc.
                             ---------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                    12525N
                                 ------------
                                (CUSIP Number)

                             Heather Zane Anderson
                          Farleigh, Wada & Witt, P.C.
                      121 S.W. Morrison Street, Suite 600
                            Portland, Oregon 97204
                                (503) 228-6044
                          ----------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 May 16, 1996
                                --------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ____.

Check the following box if a fee is being paid with the statement: ____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 12525N                                    Page 2 of 5 Pages

1. Name of reporting person; S.S. or I.R.S. identification no. of above person.

    Matthew W. Chapman

2.  Check the appropriate box if a member of a group.*   (a)   ___
                                                         (b)   ___

3.  SEC use only.

4.  Source of funds.*

    PF

5.  Check box if disclosure of legal proceedings is required pursuant to Items
    2(d) or 2(e).     _____

6.  Citizenship or place of organization.

    U.S. Citizen

7. Number of shares beneficially owned by each reporting person with sole voting power.

    269,850 shares of common stock

8. Number of shares beneficially owned by each reporting person with shared voting power.

    None

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

    269,850 shares of common stock

10. Number of shares beneficially owned by each reporting person with shared dispositive power.

    None

11. Aggregate amount beneficially owned by each reporting person.

    269,850 shares of common stock

12. Check box if the aggregate amount in Row (11) excludes certain shares.*
    ____

    Not applicable

13. Percent of class represented by amount in Row (11).

    5.7%

14. Type of reporting person.*

    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

     The title of the class of equity securities to which this schedule relates is common stock and the name and address of the principal executive offices of the issuer of such securities is CFI ProServices, Inc., 400 S.W. Sixth Avenue, Suite 200, Portland, Oregon 97204. This Amendment No. 3 to
Schedule 13D amends and restates an original Schedule 13D and its subsequent amendments filed by Matthew W. Chapman in compliance with Rule 101 of Regulation S-T promulgated by the U.S. Securities and Exchange Commission.

Item 2.  Identity and Background

     (a)  Matthew W. Chapman.

     (b) CFI ProServices, Inc., 400 S.W. Sixth Avenue, Suite 200, Portland, Oregon 97204 (business address).

     (c) Chairman of the Board of Directors and Chief Executive Officer of CFI ProServices, Inc., 400 S.W. Sixth Avenue, Portland, Oregon 97204.

     (d)  None.

     (e)  None.

     (f)  United States.

Item 3.  Source and Amount of Funds or Other Consideration

     As disclosed in Amendment No. 2 to Mr. Chapman's original Schedule 13D ("Second Amended Schedule"), Mr. Chapman used personal funds derived from the sale of 10,000 shares of common stock on February 7, 1995 and 25,000 shares on February 8, 1995 in order to exercise options at $1.10 per share for 307,526 shares of common stock which were purchased by Mr. Chapman on March 23, 1995. Mr. Chapman paid the issuer $338,278.60 ($1.10 per share) in order to exercise his incentive stock options on March 23, 1995.

     Consistent with the disclosure in the Second Amended Schedule, Mr. Chapman used personal funds to exercise options to purchase 76,882 shares of common stock on February 14, 1996. Mr. Chapman paid the issuer $84,570.20, or $1.10 per share, to exercise his incentive stock option.

Item 4.  Purpose of Transaction

     Mr. Chapman first filed this Schedule 13D ("Original Schedule") to report that, as of February 14, 1994, he had the right to exercise an incentive stock option to purchase an additional 76,881 shares of the common stock of CFI ProServices, Inc. pursuant to the CFI ProServices, Inc. Incentive Stock Option Plan No. 2, which plan has since been consolidated with three other stock option plans of CFI ProServices, Inc. and renamed the 1995 Consolidated and Restated Stock Option Plan ("Stock Option Plan"). This option to purchase 76,881 shares is part of an option granted on February 14, 1991 under the Stock Option Plan for the purchase of 384,408 shares, which option was subject to a five year vesting schedule. By virtue of the definition of beneficial ownership set forth in Rule 13d-3(d)(1)(i), Mr. Chapman reported in the Original Schedule that he was deemed to be the beneficial owner of the referenced 76,881 shares as of December 16, 1993 (increasing to 230,643 the total number of vested options held by Mr. Chapman as of that date, and Mr. Chapman confirmed in the Original Schedule that in the event that he executes any of his incentive stock options, he will do so for investment purposes and not to change control of CFI ProServices, Inc.

     Thereafter, Mr. Chapman filed Amendment No. 1 to his Original Schedule ("First Amended Schedule") to report that, as of February 14, 1995, he had the right to exercise an incentive stock option to purchase an additional 76,881 shares of the common stock of CFI ProServices, Inc. pursuant to the Stock Option Plan. By virtue of the definition of beneficial ownership set forth in Rule 13d-3(d)(1)(i), Mr. Chapman was deemed to be the beneficial owner of those securities as of

December 16, 1994, and Mr. Chapman confirmed in the First Amended Schedule that in the event that he executes any of his incentive stock options, he will do so for investment purposes and not to change control of CFI ProServices, Inc.

     Subsequently, Mr. Chapman filed the Second Amended Schedule (referred to in Item 2 herein) to report that the purpose of the transaction on March 23, 1995 (i.e., the exercise of options for 307,526 shares described in Item 3 above) was to acquire the direct ownership of 307,526 shares for investment purposes and not for the purpose of changing control of CFI ProServices, Inc. The Second Amended Schedule disclosed that of the original options granted to Mr. Chapman on February 14, 1991, the 76,882 shares that remained subject to the option grant would not become exercisable under a vesting schedule until February 14, 1996, the same day the option was scheduled to expire. Consistent with his intent as disclosed in the Second Amended Schedule, Mr. Chapman acquired those remaining option shares by exercising the option for 76,882 shares on February 14, 1996. Those shares were acquired for investment purposes and not for the purpose of changing control of CFI ProServices, Inc.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. Chapman is the beneficial owner of 269,850 shares of the common stock of CFI ProServices, Inc. and his percentage of ownership of such class is 5.7%, based upon 4,768,914 shares issued and outstanding as of June 13, 1996.

     (b) Mr. Chapman has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all 269,850 shares that he beneficially owns.

     (c) On May 6, 1994, Mr. Chapman sold 35,000 shares of the common stock of CFI ProServices, Inc. at $12.25 per share through Grove Securities, Inc., a licensed broker, pursuant to Form 144, OTC.

          In addition to the exercise of the options on March 23, 1995, Mr. Chapman sold 10,000 shares of common stock on February 7, 1995 and an additional 25,000 shares of common stock on February 8, 1995. These transactions were effected through a licensed broker-dealer. Mr. Chapman received $14.50 per share for the sale on February 7, 1995 and $15.00 per share for the sale on February 8, 1995. The shares were sold on the over-the-counter market and in accordance with the provisions of Rule 144.

          In addition to the exercise of options on February 14, 1996, from May 16, 1996 through May 23, 1996, in seven separate transactions, Mr. Chapman sold an aggregate of 125,000 shares of common stock at prices ranging from a low of $21.84 to a high of $25.04 through Hambrecht & Quist, LLC, a licensed broker-dealer. The shares were sold on the over-the-counter market and in accordance with the applicable provisions of Rule 144. The foregoing are the only transactions effected by Mr. Chapman in the shares of common stock of the Company during the past 60 days.

     (d)  None.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Mr. Chapman disclosed in his Original Schedule that by letter dated June 21, 1993, Mr. Chapman agreed with Hambrecht & Quist, LLC, Allen & Company, Inc., and Dain Bosworth Incorporated (collectively, the "Underwriters"), not to sell or transfer any of his shares of the common stock of CFI ProServices, Inc. without the prior written consent of the Underwriters for a period of 180 days after the effective date of the Registration Statement on Form S-1 filed by CFI ProServices, Inc. in connection with its initial public offering. This agreement and the lock-up period expired on February 14, 1994.

Item 7.  Material to Be Filed as Exhibits

10.1 CFI ProServices, Inc. 1995 Consolidated and Restated Stock Option Plan (incorporated herein by this reference to Exhibit 99.13 of the Registration Statement on Form S-8 filed by CFI ProServices, Inc. on March 1, 1995)

10.2     First Amendment to 1995 Consolidated and Restated Stock Option Plan

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 1996                          /s/ Matthew W. Chapman
- -------------------------------        ----------------------------------------
            Date                                       Signature

                                       Matthew W. Chapman
                                       ----------------------------------------
                                                      Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                 EXHIBIT INDEX


EXHIBIT       DESCRIPTION                                          PAGE
- -------       -----------                                          ----


10.1          CFI ProServices, Inc. 1995 Consolidated and
              Restated Stock Option Plan (incorporated herein by this reference to Exhibit 99.13 to the Registration Statement on Form S-8 filed by CFI
              ProServices, Inc. on March 1, 1995).

10.2          First Amendment to CFI ProServices, Inc. 1995
              Consolidated and Restated Stock Option Plan


                                     i